October 5, 2009

Zip+4 Code: 20549-3561

<u>Via Fax & U.S. Mail</u>

Mr. Lee Miller
Chief Executive Officer
Feel Golf Co., Inc.
1354-T Dayton Street
Salinas, CA 93901

      Re: Form 8-K filed August 10, 2009
              Form 8-K/A filed August 18, 2009
              File No.: 333-153699

Dear Mr. Miller:

We have completed our review of your Form 8-K noted above and do not, at this time, have any further comments.

                         Sincerely,

                         Effie Simpson
                         Staff Accountant